Exhibit 99.1

Compugen Reports First Quarter 2023 Results

•	On track to deliver initial findings from studies with the triple blockade of PVRIG, TIGIT and PD-1 in patients with MSS CRC and platinum resistant ovarian cancer by end of 2023

•	New pre-clinical data presented at CIMT for COM503, a high affinity anti-IL-18BP antibody approach differentiated from cytokine therapeutic approaches

•	Cash balance of $74.3 million with runway through potential key milestones expected into at least end of 2024

•	Company hosting DNAM-1 axis virtual investor event with KOL Drew Pardoll on Tuesday, May 23, 2023 at 12pm ET, registration on company website

HOLON, ISRAEL, May 15, 2023 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced financial results for the first quarter ended March 31, 2023 and provided a corporate update on key events since the start of 2023.

“I am excited that we are leading the way with a unique triple combination immuno-oncology approach with potential to be the next generation of immunotherapies in a very large market with high unmet need”, said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “We have already shown preliminary clinical benefit in two tumor types, typically not responding to immunotherapy, microsatellite stable colorectal cancer and platinum resistant ovarian cancer. To confirm this signal, we have initiated two proof-of-concept studies evaluating the triple blockade of PVRIG, TIGIT and PD-1 with COM701, COM902 and pembrolizumab in these indications and are on track to report initial findings by the end of the year. We believe this strategy provides the fastest route in building a path to registration and de-risk our lead assets, COM701 and COM902.”

Dr. Cohen-Dayag continued, “We continue to feed our own pipeline by leveraging our pioneering computational discovery platform. We presented new data on our lead pre-clinical asset, COM503, in an oral presentation at the recent CIMT annual meeting. COM503 is a differentiated, novel anti-IL-18BP antibody based approach to harness cytokine biology for anti-cancer therapeutics. By freeing the body’s own interleukin-18 to stimulate the immune system to fight cancer at the tumor site, COM503 has the potential advantage of avoiding the typical systemic toxicity associated with cytokine therapeutics”.

Dr. Cohen-Dayag concluded, “We are driven by our strong belief in the potential of our differentiated assets, internal and partnered, and the opportunity to transform the lives of patients with cancer. Our $74.3 million cash balance as of March 31, 2023 re-affirms our financial discipline, with bold execution on our DNAM-1 axis hypothesis and our newly disclosed lead pre-clinical asset advancing towards IND submission next year. We have cash runway at least through the end of 2024, to support operations, reach milestones and de-risk our lead clinical assets, COM701 and COM902.”

Financial Results
As of March 31, 2023, cash, cash equivalents, short-term bank deposits and restricted cash totalled approximately $74.3 million, compared with approximately $83.7 million as of December 31, 2022. The Company expects its existing cash and cash related balances to be sufficient to fund its operations at least through the end of 2024, based on its current plans.

Compugen does not have any debt.

R&D expenses for the first quarter of 2023, were approximately $7.4 million compared with approximately $7.2 million for the comparable period in 2022.

General and administrative expenses for the first quarter of 2023, were approximately $2.6 million, compared with approximately $2.6 million for the comparable period in 2022.

Net loss for the first quarter of 2023, was approximately $9.3 million, or $0.11 per basic and diluted share, compared with a net loss of approximately $9.7 million, or $0.11 per basic and diluted share, in the first quarter of 2022.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, May 15, 2023, at 8:30 AM ET to review its first quarter 2023 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live webcast, a replay will be available on the Company’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the unique triple combination immuno-oncology approach having the potential to be the next generation of immunotherapies in a very large market with high unmet need; our belief that the triple blockade of PVRIG, TIGIT and PD-1 with COM701, COM902 might have clinical benefit in two tumor types, typically not responding to immunotherapy, microsatellite stable colorectal cancer and platinum resistant ovarian cancer; our belief that our strategy provides the fastest route in building a path to registration and de-risk our lead assets, COM701 and COM902; our belief that COM503 has the potential advantage of avoiding the typical systemic toxicity associated with cytokine therapeutics; and our expectation that our existing cash and cash related balances will be sufficient to support our operations, reach milestones and de-risk our lead assets COM701 and COM902 at least through the end of 2024, based on our current plans. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Investor Relations contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Operating expenses
Research and development expenses	7,445	7,170
Marketing and business development expenses	116	223
General and administrative expenses	2,573	2,603
Total operating expenses	10,134	9,996
Financial and other income, net	808	286
Loss before taxes on income	(9,326)	(9,710)
Taxes on income	13	-
Net loss	(9,339)	(9,710)

Basic and diluted net loss per ordinary share	(0.11)	(0.11)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,624,643	86,454,510

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2023	2022
	Unaudited

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	74,318	83,708
Other accounts receivable and prepaid expenses	2,123	2,417
Total current assets	76,441	86,125

Non-current assets
Long-term prepaid expenses	1,908	1,899
Severance pay fund	2,762	2,794
Operating lease right to use asset	1,749	1,826
Property and equipment, net	1,459	1,532
Total non-current assets	7,878	8,051

Total assets	84,319	94,176

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,102	10,981
Current maturity of operating lease liability	617	613
Short-term deferred participation in R&D expenses	-	325
Total current liabilities	10,719	11,919

Non-current liabilities
Long-term operating lease liability	1,172	1,312
Accrued severance pay	3,214	3,265
Total non-current liabilities	4,386	4,577

Total shareholders' equity	69,214	77,680

Total liabilities and shareholders' equity	84,319	94,176